UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. [_______])*


                                  NANOGEN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PAR SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   630075 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  MARCH 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

                                       13G

CUSIP NO. 630075 10 9                                     PAGE 2 OF 9 PAGES


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sage Capital Growth, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,875,000 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 6.06% as of the date of this Statement. (Based on 26,669,215 shares of Common Stock issued and outstanding as of March 3, 2004 plus 4,250,000 shares of Common Stock issued on March 5, 2004.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


                               Page 2 of 9 Pages

                                       13G

CUSIP NO. 630075 10 9                                     PAGE 3 OF 9 PAGES


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mainfield Enterprises, Inc.

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          1,875,000 shares of Common Stock
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            See Row 6 above
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Row 6 above

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 6.06% as of the date of this Statement. (Based on 26,669,215 shares of Common Stock issued and outstanding as of March 3, 2004 plus 4,250,000 shares of Common Stock issued on March 5, 2004.)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------


                               Page 3 of 9 Pages

ITEM 1.

        (a)   Name of Issuer

              NANOGEN, INC.

        (b)   Address of Issuer's Principal Executive Offices:

                     10398 Pacific Center Court

                     San Diego, CA 92121


ITEM 2.

        (a)   Name of Persons Filing:

              Sage Capital Growth, Inc. ("Sage")
              Mainfield Enterprises, Inc. ("Mainfield")

        (b)   Address of Principal Business Office:

              Sage:
              660 Madison Avenue, 18th floor
              New York, New York  10021

              Mainfield:
              Icaza, Gonzalez-Ruiz & Aleman (BVI) Trust Limited, Wickhams Cay I, Vanterpool Plaza
              P.O. Box 873, Road Town
              Tortolla, British Virgin Islands

        (c)   Citizenship:

              Sage:
              New York

              Mainfield:
              British Virgin Islands

        (d)    Title of Class of Securities:

              Common Stock, par value $0.001 per share

        (e)   CUSIP Number:
              630075 10 9


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:


                               Page 4 of 9 Pages

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e)  [ ]  An    investment    adviser    in    accordance    with
        ss.240.13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box [X]


ITEM 4.       OWNERSHIP

        (a)   Amount Beneficially Owned

              1,875,000 shares of Common Stock

              (b)    Percent of Class

              Approximately 6.06% as of the date of this Statement. (Based on 26,669,215 shares of Common Stock issued and outstanding as of March 3, 2004 plus 4,250,000 shares of Common Stock issued on March 5, 2004.)

        (c)   Number of shares as to which the person has:

              (i)    Sole power to vote or direct the vote:

                     0


                              Page 5 of 9 Pages

              (ii)   Shared power to vote or direct the vote:

                     See Item 4(a) above.

              (iii)  Sole power to dispose or to direct the disposition of:

                     0

              (iv)   Shared power to dispose or to direct the disposition of:

                     See Item 4(a) above.


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Inapplicable


ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


              Pursuant to an investment management agreement between Mainfield and Sage, Sage has the power to sell or vote on behalf of Mainfield some or all of the shares of Common Stock to which this report relates. Accordingly, under Rule 13d-3(a), Sage may be deemed to be the beneficial owner of shares owned by Mainfield.


ITEM 7.       IDENTIFICATION  AND  CLASSIFICATION  OF  THE  SUBSIDIARY   WHICH
              ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Inapplicable


ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              See the Joint Filing Agreement attached hereto as an Exhibit.


ITEM 9.       NOTICE OF DISSOLUTION OF THE GROUP

              Inapplicable


ITEM 10.      CERTIFICATION


                                Page 6 of 9 Pages

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                Page 7 of 9 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 5th day of March, 2004


SAGE CAPITAL GROWTH, INC.



By:  /s/Avi Vigder
     --------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory



MAINFIELD ENTERPRISES, INC.



By:  /s/Avi Vigder
     --------------------------------
     Name: Avi Vigder
     Title: Authorized Signatory


                                Page 8 of 9 Pages

                             JOINT FILING AGREEMENT

        In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

        IN WITNESS WHEREOF, the undersigned hereby executed this agreement on March 5, 2004.

                                                  Sage Capital Growth, Inc.


                                                  By:  /s/Avi Vigder
                                                  ------------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory


                                                  Mainfield Enterprises, Inc.


                                                  By:  /s/Avi Vigder
                                                  ------------------------------
                                                  Name:   Avi Vigder
                                                  Title:  Authorized Signatory




                                Page 9 of 9 Pages